SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014

1.	FIRST QUARTER 2014 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014

This Management's Discussion and Analysis ("MD&A") is intended to supplement the condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three months ended March 31, 2014, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of May 8, 2014, and should be read in conjunction with the condensed consolidated interim financial statements for the three months ended March 31, 2014.

Additional information, including our Annual Information Form and Form 40-F for the year ended December 31, 2013, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A, please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

1.FIRST QUARTER 2014 HIGHLIGHTS

▪	Produced 1.9 million ounces of silver and 8.8 million pounds of zinc, on track to meet production guidance for the year.

▪	Sold 1.6 million ounces of silver and 10.2 million pounds of zinc.

▪	Reported cash costs of $12.36 per payable ounce of silver sold, below 2014 guidance range.

▪	Continued to focus on our cost reduction strategy throughout the organization.

▪	Completed the sale of the Challacollo project in Chile for total consideration valued at $18.6 million, recording a gain of $7.5 million after tax.

▪	Subsequent to quarter end, completed the acquisition of the Marigold gold mine in Nevada, U.S. for $275 million in cash.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 16 herein.
We concluded the acquisition of the Marigold mine in Nevada, U.S. from subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation on April 4, 2014. Marigold has been in continuous operation since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation averaging 40,000 tonnes per day. As disclosed by Goldcorp in its public disclosures, the mine produced 162,000 ounces of gold in 2013 and has consistently produced over 140,000 ounces of gold per year at gold recoveries in excess of 70%. Production at Marigold is subject to various net smelter returns ("NSR") royalties. In 2012 and 2013, significant investments were made to purchase new, larger mining equipment which is expected to improve the efficiency of future mining operations. The mine employs 360 people including contractors, who manage and maintain the mine and plant to world-class safety and environmental standards.
Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, robust legal framework, streamlined permitting process and access to qualified labor.
Based upon Marigold's mine plan developed prior to our acquisition, production and cost guidance for the Marigold mine from April 4, 2014, through December 31, 2014, is:

▪	Production and sales of between 105,000 and 115,000 ounces of gold.

▪
Cash costs per payable ounce of gold sold of between $1,000 and $1,100. Cash costs per payable ounce of gold sold exclude any non-cash adjustments to restate heap leach pad inventory to fair value as required under IFRS upon acquisition.

▪	Capital expenditures and mineral reserve replacement drilling of $20 million.

A number of activities have commenced at Marigold focused on improving margins including the development of a revised mine plan and focused mining efficiency projects to improve cost per tonne of material moved.

At Marigold, the second and third quarters of 2014 are expected to be low gold production quarters due to mining within low grade areas of the open pits with production during the second quarter forecast at approximately 20,000 ounces of gold. Cash costs per payable ounce of gold sold are expected to be consequently higher than average in the second quarter due to low grade ore stacked over the last six months and draw down of work-in-process inventory prior to the close of the acquisition. Gold production is forecast to improve as mining progresses into higher grade areas of the open pits with third quarter production expected to be higher than the second quarter and the fourth quarter forecast to be the highest production period in 2014.

Our annual guidance for Pirquitas, exploration and development activities remains unchanged from that provided in our fourth quarter 2013 MD&A Outlook.

Annual wage negotiations with unionized staff at Pirquitas commenced in late March. We had industrial action during the negotiating process resulting in approximately three days of lost production in April. To date negotiations have not concluded, but work at the mine currently continues safely under normal conditions. We continue to negotiate towards an agreement that is fair for the business and our employees.

During January 2014, the Argentine peso significantly devalued as the government reduced intervention and relaxed capital controls. Since the January devaluation the Argentine peso has been stable and, while government actions have been taken to curb inflation, recent estimates indicate it remains in the range of 2.5-3% per month. We continue to evaluate the impacts of exchange and inflation rates on our forecasts to our Pirquitas mine operations.

3.	BUSINESS OVERVIEW

We are a resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas. With the acquisition of the Marigold mine, on April 4, 2014, subsequent to quarter end, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Our focus is on profitable silver production from the Pirquitas mine, in Argentina, and the integration and optimization of gold production from the Marigold mine. During the first quarter, we focused on progressing internal reviews of lower capital cost development options for the Pitarrilla project in Mexico, and continued to advance the San Luis project in Peru and our large portfolio of mineral projects and properties, which are at various stages of exploration and development.

Precious metal prices remained steady during the first quarter of 2014, with silver averaging $20.49 per ounce, and closing the quarter at $19.97 per ounce. Precious metal prices were impacted by two principal themes during the first quarter. Early in the quarter higher real interest rates resulting from expectations of the U.S. Federal Reserve Bank removing quantitative easing from the U.S. economy combined with slowing growth in Asia and strong U.S. equity markets all contributed to a reduction in investment demand for precious metals. During the latter portion of the quarter and into April, political tensions related to the Russian annexation of Crimea from the Ukraine and a more cautious tone from the U.S. Federal Reserve Bank contributed to stronger metal prices, particularly for gold.

Lower silver prices in the first quarter of 2014 compared to the same period in 2013 negatively impacted our revenues and operating cash flow. Following the acquisition of the Marigold mine we are exposed to both silver and gold prices. Although the price of gold did not impact our performance for the quarter ended March 31, 2014, gold prices averaged at $1,292 and closed at $1,293 per ounce.

The Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which may cause delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country with Central Bank approval required for all foreign exchange transactions. Argentina is experiencing high inflation with a currency that, generally, depreciates against our reporting currency, the U.S. dollar. During January 2014, the Argentine peso underwent a devaluation of approximately 25% as a result of a government policy change, and subsequently, during February and March 2014 the exchange rate remained relatively unchanged. The recovery of VAT is also highly regulated with a complex and, at times, lengthy collection process. All of these factors directly impact our business in Argentina.

During the first quarter of 2014, the Pirquitas mine produced 1.9 million ounces of silver consistent with the 2.0 million ounces of silver produced in the first quarter of 2013 and in line with the average quarterly production in 2013. We continue to implement cost control and reduction initiatives, building upon the success of 2013, which remain particularly important given the short term outlook for precious metals prices.

On April 4, 2014, we completed the purchase of the Marigold mine in Nevada, U.S. for cash consideration of $275 million.
The Marigold mine is an open-pit gold mine located in Humboldt County, Nevada, U.S. at the northern end of the Battle Mountain-Eureka trend. The mine has been in continuous production since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation averaging 40,000 tonnes per day. As disclosed by Goldcorp in its public disclosures, the mine produced 162,000 ounces of gold in 2013 and has consistently produced over 140,000 ounces of gold per year at gold recoveries in excess of 70%. Production at the Marigold mine is subject to various NSR royalties. In 2012 and 2013, significant investments were made to purchase new, larger mining equipment which is expected to improve the efficiency of future mining operations.
The mine currently employs approximately 360 people including contractors, who manage and maintain the mine and plant to world-class safety and environmental standards. The entire Marigold mine management team joined us upon close of the acquisition.

Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, streamlined permitting process and access to highly qualified labor.
Activities were advanced during the pre-close period to prepare for integration of the Marigold mine. Our focus is on reviewing the mine plan to optimize activities for the prevailing metal price environment and improving the performance of the new mine fleet and shovel investments to reduce unit mining costs.

On February 6, 2014, we completed the sale of our Challacollo project in Chile to Mandalay Resources Corporation ("Mandalay"). Upon closing, we received aggregate consideration of $7.5 million in cash and $9.2 million in common shares of Mandalay, and the contingent right to receive 5 million common shares of Mandalay and an aggregate cash payment equal to the equivalent of 240,000 ounces of silver, payable in eight quarterly installments (based on the average quarterly silver price), in each case dependent on the commencement of commercial production at the Challacollo project. In addition, we have a 2% NSR royalty on silver sales in excess of 36 million ounces from the Challacollo project, up to a maximum of $5 million.

In the fourth quarter of 2013, Pretium Resources Inc. ("Pretium") and certain of Pretium’s officers and directors were named in class action lawsuits filed with the United States District Court for the Southern District of New York on behalf of investors of Pretium. Silver Standard was also named as a defendant in two of the actions. However, in the first quarter of 2014, a consolidated amended complaint was filed that did not include Silver Standard as a defendant.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	Three months ended
Operating data	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013
Total material mined (kt)	4,208	4,277	4,465	4,471	4,210
Ore crushed (kt)	486	484	524	480	428
Ore milled (kt)	406	420	394	365	396
Silver mill feed grade (g/t)	204	228	215	216	207
Zinc mill feed grade (%)	2.02	2.12	1.91	1.53	0.92
Silver recovery (%)	72.1	73.9	74.6	74.8	76.3
Zinc recovery (%) (1)	48.9	53.0	47.0	46.0	41.1

Silver produced ('000 oz)	1,918	2,281	2,028	1,890	2,017
Zinc Produced ('000 lbs) (1)	8,844	10,307	7,818	5,589	3,323
Silver sold ('000 oz) (2)	1,596	2,499	1,969	2,207	2,018
Zinc Sold ('000 lbs) (1)	10,227	14,208	4,952	2,217	2,147

Realized silver price ($/oz)	20.38	20.79	21.38	22.47	30.68

Cash costs ($/oz) (3)	12.36	11.75	13.32	13.03	13.58
Total costs ($/oz) (3)	17.42	17.75	21.24	20.05	20.06

Financial Data ($000s)
Revenue	33,736	49,026	43,944	32,654	49,062
Income (loss) from mine operations	5,924	3,985	5,732	(18,971)	14,438

(1)	Data for zinc recoveries, production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate income.

(2)
Silver sold in first quarter of 2014 was previously reported in our press release dated April 9, 2014 as 1.5 million silver ounces due to delayed receipt of documentation enabling us to verify the recognition of one shipment as a sale.

(3)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

Mine production

The Pirquitas mine produced 1.9 million ounces of silver during the first quarter of 2014, which is a 15.9% quarter-on-quarter decrease and reflects lower average head grade and recovery as we had expected due to rainy season conditions. The lower mill throughput is in line with the life of mine plan and is expected to improve in the second half of 2014.

The Pirquitas mine produced 8.8 million pounds of zinc in zinc concentrate in the first quarter of 2014, a 14.2% quarter-on-quarter decrease reflecting a lower average head grade and recovery.

Approximately 406,000 tonnes of ore were milled during the first quarter of 2014, compared to 420,000 tonnes in the fourth quarter of 2013. Ore was milled at an average rate of 4,514 tonnes per day during the first quarter of 2014, 13% above the mill’s nominal design. This compares to an average milling rate of 4,567 tonnes per day in the fourth quarter of 2013. The lower total ore tonnes processed were a result of fewer operating days in the first quarter of 2014.

Ore milled during the first quarter of 2014 contained an average silver grade of 204 g/t, compared to 228 g/t reported in the fourth quarter of 2013. The average silver recovery rate of 72.1% was slightly lower than the fourth quarter recovery rate of 73.9% due to the use of low grade oxide stockpiles.

Mine operating costs

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Early in 2013, we commenced a cost reduction initiative at the Pirquitas mine, which continued through the rest of the year and into 2014 as part of a continuous improvement process. The main focus has been on replacing third party contract services, reducing staffing and implementing operational controls at the plant and mine to drive efficiencies.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.36 per payable ounce of silver sold in the first quarter of 2014 compared to $11.75 per payable ounce of silver sold in the fourth quarter of 2013. Cash costs in the first quarter of 2014, even though slightly higher than in the previous quarter, continued to reflect our cost management focus and are marginally below our guidance for the current year.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $17.42 per payable ounce of silver sold in the first quarter of 2014 comparable with $17.75 per payable ounce of silver sold in the fourth quarter of 2013. Depletion, depreciation and amortization was slightly lower on a per unit sold basis in the first quarter of 2014 compared to the fourth quarter of 2013.

Mine sales

In the first quarter of 2014, we sold 1.6 million ounces of silver compared to 2.5 million ounces in the fourth quarter of 2013, and 10.2 million pounds of zinc in the first quarter of 2014, compared to 14.2 million pounds sold in the fourth quarter of 2013. The higher sales in the fourth quarter of 2013 resulted from a strategy to sell down finished goods inventory that had resulted from high production levels in the second half of 2013. In addition, scheduled deliveries of silver concentrate through the first quarter of 2014 were below production levels, however over the full year 2014 we expect silver sales to approximate silver production.

Exploration at Pirquitas

At Pirquitas we are directing work towards replacing mineral reserves, mineral resources and extending the mine life of the operation.  In support of these activities we continue mapping and sampling to develop targets for drilling.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

As of March 31, 2014, the Pirquitas mine has paid $6.6 million in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are monitoring the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. At March 31, 2014, we have accrued a cumulative liability totaling $50.2 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total costs. If resolved in our favour, the impact would be to reduce total costs by approximately 10% of the net sales price on a per payable ounce sold basis.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

Following the October 2013 enactment of significant changes to the Mexican mining tax and royalty regime and given the reduction in metal prices, in the fourth quarter of 2013 we deferred a construction decision for the open pit mine at Pitarrilla and have placed all project activities on hold. In addition, we have reduced our presence on site, while continuing to honour our commitments to local communities.

On February 14, 2014, we were advised that the Mexican Ministry of Environment and Natural Resources did not approve the environmental impact assessment (“EIA”) for the Pitarrilla open pit mine, primarily because sufficient water rights had not been secured.  Our ability to secure water rights is currently limited due to the temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico.

Capitalized expenditures at the Pitarrilla project during the first quarter of 2014 amounted to $1.2 million compared to $2.1 million in the same period of 2013.

The first quarter of 2014 work program was focused on surface rights acquisition, reviewing options for re-submission of the open pit EIA and progressing internal reviews of lower capital cost development options for the Pitarrilla project.

Negotiations with surface rights holders have progressed during the quarter. Surface land use agreements are now in place for all required land for the open pit development, with the exception of one parcel over which we are in active discussions with the title holders. We have been notified of an appeal against the 30-year temporary occupation order for a parcel of land located over the future open pit and this process continued through the quarter.

Pitarrilla is an important development asset in our portfolio with significant mineral resources and mineral reserves. However, with the recent acquisition of the Marigold mine, our resources need to be prioritized appropriately. Additionally, with extraneous factors such as the new Mexican mining tax and royalty regime, prevailing metal prices and the national moratorium on aquifer water drilling, we have decided to postpone major project activity on Pitarrilla at this time. We will consider advancing the project based upon priorities when conditions are more supportive.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the first quarter of 2014 amounted to $1.2 million compared to $1.4 million in the first quarter of 2013.

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the EIA was approved in 2012. The execution of the project requires land access negotiations to be completed with both communities. To date we have reached an agreement with the Cochabamba community while we pursue an agreement with the Ecash community. We have also identified an additional potential high grade gold vein target, the Bonita Zone, which is located entirely within the area held by Cochabamba and have a 5,000 metre drill program planned and budgeted for 2014.

In 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis mineral property. This extension enables us to complete exploration work on the Bonita Zone. Exploration permits for the Bonita Zone target have been received and, once a water permit is received, we will commence exploration drilling in the second quarter of 2014, upon the conclusion of the Peruvian rainy season.

We continue to pursue an agreement with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. If we are able to conclude a land access agreement, we will then be able to submit permit applications and make a development decision.

Other Exploration Projects

Parral, Mexico

We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating such properties for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.

San Luis del Cordero, Mexico

During the first quarter of 2014, we completed a 15-hole, 5,500 metre diamond drill program under an option agreement entered into in 2013 in respect to the San Luis del Cordero property in Durango, Mexico. Although mineralization was encountered, it was insufficient to justify making the next option payment. We therefore terminated our option agreement in March 2014.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2014	2013				2012
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
						(restated)*	(restated)*	(restated)*
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	33,736	49,026	43,944	32,654	49,062	86,778	73,524	42,412
Income (loss) from mine operations	5,924	3,985	5,732	(18,971)	14,438	24,102	19,411	8,234
Net (loss) income before tax	(15,853)	43,362	(13,793)	(234,685)	(4,448)	(4,788)	5,140	44,883
Net (loss) income after tax	(16,858)	29,813	(14,306)	(235,945)	(4,559)	22,948	(1,597)	35,016

Basic (loss) earnings per share	(0.21)	0.37	(0.18)	(2.92)	(0.06)	0.28	(0.02)	0.43
Diluted (loss) earnings per share	(0.21)	0.37	(0.18)	(2.92)	(0.06)	0.28	(0.02)	0.43

Cash and cash equivalents	396,413	415,657	401,384	435,805	461,846	366,947	353,439	351,780
Total assets	1,170,768	1,191,241	1,169,967	1,176,363	1,426,245	1,317,847	1,346,304	1,323,553
Working capital	586,979	584,079	608,165	630,414	588,178	350,911	369,401	358,569
Non-current financial liabilities	189,580	187,130	184,791	182,486	180,224	—	—	—

* Restated for adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.

The volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices, sales volumes, and certain operational and regulatory circumstances. Revenue in the first quarter of 2014 decreased from the last quarter of 2013, when we were selling down finished goods inventory. The sales in the first quarter of 2014 were lower than production, reflecting a normal course of business throughout the year. The average realized price per silver ounce was consistent between the first quarter of 2014 and the previous quarter. Silver prices fell significantly in the second quarter of 2013 while sales remained comparable to the first quarter of 2013. Although prices remained low in the second half of 2013, strong silver sales and record zinc sales elevated revenue recorded. Decrease in silver sales volume by 22% and a slight decrease in sales prices in the first quarter of 2013 resulted in a significant decrease in revenues when compared to the fourth quarter of 2012. The sales volumes in the second quarter of 2012 were affected by the changes in Argentine export rules, which resulted in a cessation of shipments for two months. This was partly offset by high prevailing silver prices. Income (loss) from mine operations in the second quarter of 2013 was affected by the write-down of inventory to its net realizable value ("NRV"). Excluding the effect of the inventory write-down, income from mine operations followed a similar trend to revenue over the past eight quarters. The two last quarters of 2012 demonstrated consistent, uninterrupted sales to multiple counterparties, while partially selling down finished goods inventory in a high silver price environment.

Net income (loss) before tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions. In the first quarter of 2014 we sold the Challacollo project in Chile, generating a gain before tax of $9.2 million. In the fourth quarter of 2013, we sold the San Agustin project which generated a gain before tax of $64.6 million, and in the second quarter of 2013, impairment charges of $222.3 million were recorded against the carrying value of the Pirquitas mine, assets held for sale and exploration and evaluation assets. In the fourth quarter of 2012, we recorded a $10.8 million impairment on our marketable securities, which was a significant component of the loss recorded, and in the second quarter of 2012, we reduced our interest in Pretium, recording a gain of $45.9 million.

Three months ended March 31, 2014 compared to the three months ended March 31, 2013

Net loss for the three months ended March 31, 2014 was $16.9 million ($0.21 per share), compared to a net loss of $4.6 million ($0.06 per share) in the same period of 2013. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended March 31, 2014, we recognized revenues from the Pirquitas mine of $33.7 million from the sale of 1.6 million ounces of silver and 10.2 million pounds of zinc. Sales recognized in the period realized an average silver price of $20.38 per ounce, excluding the impact of period-end price adjustments. This is compared with the first quarter of 2013, in which we recognized revenues of $49.1 million from the sale of 2.0 million ounces of silver at an average realized price of $30.68 per ounce. At March 31, 2014, sales contracts for 1.0 million ounces of silver are subject to final price settlement over the next four months. Zinc shipments for the first quarter of 2014 realized an average price of $0.90 per pound which is consistent with the first quarter of 2013, while the zinc sales volumes were almost five times higher in the first quarter of 2014 than in the same period in 2013.

Cost of sales for the first quarter of 2014 were $27.8 million compared to $34.6 million in the first quarter of 2013. The resulting income from mine operations was $5.9 million in the first quarter of 2014, compared to $14.4 million in the first quarter of 2013, resulting in a gross margin of 17.6% in the first quarter of 2014, compared to 29.4% in the first quarter of 2013. The reduction in margin in the first quarter of 2014 was primarily a result of the significant decline in silver prices, but also the greater proportion of zinc concentrate sales which have a lower sales margin. On a per unit basis, the cash costs per ounce of silver sold decreased by 9% in the first quarter of 2014 compared to the first quarter of 2013 due to cost saving initiatives implemented in the second half of 2013. Additionally, the total costs per payable ounce sold also decreased due to lower depreciation and depletion on a per payable ounce sold basis due to the impairment of assets recorded in June 2013.

General and administrative expenses for the three months ended March 31, 2014 of $6.9 million were higher than the $4.9 million recorded in the three months ended March 31, 2013. This increase is principally due to higher share-based compensation of as a result of our higher share price in the period; other components of general and administrative expenses declined in the quarter due to lower salaries and other cost reductions.

We incurred integration costs of $2.0 million in the first quarter of 2014 relating to the acquisition of the Marigold mine. No costs of this nature were incurred in the first quarter of 2013.

During the first quarter of 2014, we completed the sale of the Challacollo project located in Chile, generating a pre-tax gain on sale of $9.2 million.

As partial consideration of the sale of the San Agustin project in December 2013, we received 5.1 million common shares of Argonaut Gold Inc. ("Argonaut"), but we were restricted from selling any shares for a period of approximately four months after closing. In order to reduce our price exposure during this period, we partially hedged our position by entering into certain equity collars. During the three months ended March 31, 2014, the value of our Argonaut shares fell by $2.3 million which was recorded as a loss in the condensed consolidated interim statement of loss, but we recognized a partially offsetting derivative gain of $1.7 million as a result of implementing the hedge.

During the first quarter of 2014, we recorded $5.2 million of interest expense and other financing costs compared to $7.6 million for the first quarter of 2013. The $2.4 million decrease was primarily a result of incurring interest expense on both our 2.875% convertible senior notes issued in 2013 (the "2013 Notes") and our previously issued 4.5% senior convertible notes for a period of approximately six weeks in the first quarter of 2013 while only the interest expense on the 2013 Notes was incurred in the first quarter of 2014.

We recorded a foreign exchange loss for the three months ended March 31, 2014 of $16.8 million compared to a loss of $6.0 million in the three months ended March 31, 2013. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the three months ended March 31, 2014, this loss largely resulted from the significant devaluation of the Argentine peso in January 2014 when the currency devalued by approximately 25%, which caused a loss of approximately $12 million in our Argentine peso denominated VAT receivable balance. Also, the Canadian dollar significantly weakened against the

U.S. dollar. In the same period of 2013, the Argentine peso devalued at a slower rate, while the devaluation of the Canadian dollar was relatively comparable in both periods.

For the three months ended March 31, 2014, we recorded an income tax expense of $1.0 million compared to an income tax expense of $0.1 million in the three months ended March 31, 2013. The total tax expense in the quarter consists of a current tax expense of $3.3 million and a deferred tax recovery of $2.3 million. Income tax expense is the result of the taxable sale of the Challacollo project in Chile and of the payment of interest withholding taxes in Argentina. Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, recognition of a future income tax liability for the contingent consideration recognized on the sale of the Challacollo project and a reclassification of the current interest withholding tax expense to a deferred income tax asset on the basis it is scheduled to be utilized against future income taxes as a foreign tax credit. The tax expense in the three months ended March 31, 2013 is related to a deferred income tax expense of $1.9 million as a result of the continued devaluation of the Argentine peso. This expense was offset by a current tax recovery of $1.8 million resulting from losses in Canada, which exceeded the tax expense on profitable operations at Pirquitas.

During the first quarter of 2014, we recognized an unrealized gain of $12.0 million on marketable securities in other comprehensive income, resulting from increase in market value of investments. In the first quarter of 2013, we recognized a loss of $3.9 million due to a decline in market value of investments.

7.	LIQUIDITY

At March 31, 2014, we had $396.4 million of cash and cash equivalents, a decrease of $19.2 million from December 31, 2013. The decrease in cash primarily resulted from the payment of $15.9 million of Mexican income taxes due from the sale of the San Agustin project as well as remitting $6.5 million of VAT charged on such sale to the Mexican government in the first quarter of 2014, which had been received from the buyer (additional to purchase consideration received). In addition, we paid $3.8 million of interest on our convertible notes in the first quarter of 2014. We generated $6.5 million of cash flows in operating activities before taxes and interest and used $16.6 million in investing activities. Cash flows from investing activities comprised outflows of $12.8 million on capital expenditures, exploration and development projects, deferred stripping and VAT payments, while cash inflows comprised $7.5 million of proceeds from the sale of the Challacollo project, $1.6 million of interest income and $3.0 million of VAT recoveries in Argentina. We also incurred foreign exchange losses of $3.9 million, before impacts of interest earned, on our foreign cash balances, primarily in Argentina.

Of the cash and cash equivalents balance, $383.8 million was held in Canada, the United States, Luxembourg and Australia. Approximately $17.5 million is invested in short term investments under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet corporate needs. At March 31, 2014, we held $11.2 million cash in Argentina. Argentine government regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas mine. We are repatriating cash from Argentina under a fixed schedule of debt repayments.

In addition to the $7.5 million of cash received at closing from the sale of the Challacollo project, we received 12 million common shares of Mandalay valued at $9.2 million at February 7, 2014. At March 31, 2014, the fair value of these shares was $9.8 million.

At March 31, 2014, compared to December 31, 2013, our working capital position was generally unchanged, as it increased to $587.0 million from $584.1 million.

On April 4, 2014, we completed the acquisition of the Marigold mine for cash consideration of $275.0 million which has a material impact on our liquidity. We are also required to provide financial assurances to the environmental authorities with respect to the Marigold mine's long term environmental and reclamation obligations and at close pledged cash consideration of $15.8 million to support bonding requirements. Following the completion of this transaction, our remaining cash balance along with projected operating cash flows are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve capital throughout the organization and to discharge liabilities as they become due. On May 5, 2014, we also received $10.0 million of deferred consideration from the sale of the San Agustin project which closed in December 2013.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	March 31	December 31
	2014	2013
	$000s	$000s
Shareholders' equity	707,034	707,034
Convertible notes	189,580	187,130
	896,614	894,164

Less: cash and cash equivalents	(396,413)	(415,657)
	500,201	478,507

At March 31, 2014, there was no externally imposed capital requirement to which we are subject and with which we had not complied.

As at March 31, 2014, we had 80,754,434 common shares outstanding and 2,156,958 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$7.37 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at May 8, 2014, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	2,359,958	7.37 - 28.78	3.7 - 6.9
Fully diluted	83,114,392

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.
We may, from time to time, use foreign exchange contracts, equity contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in foreign currency, securities held, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage these risks, which are subject to the oversight of the Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and gold, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of silver or gold as part of our overall corporate strategy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in income or other comprehensive income. During the first quarter of 2014, we entered into certain equity collars to reduce our exposure to share price changes in certain marketable securities. We recognized an unrealized gain of $1.7 million on those equity collars at March 31, 2014. There was no other change in our exposure or mitigation of this risk.

(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at March 31, 2014 we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and immediate conversion into Argentine pesos and therefore, where cash flows exceed our current cash repatriation schedule, this results in our Argentine peso cash balance increasing. In Argentina the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A devaluation of the Argentine peso to a rate closer to the parallel rate would materially impact the value of our Argentine peso denominated cash funds and VAT receivables in U.S. dollars, but would improve our operating costs in U.S. dollars, all else being equal. We are repatriating cash from Argentina under a fixed schedule of debt repayments and are actively seeking ways to mitigate the risk on our remaining inventory and cash balance of a devaluation of the Argentine peso.

During the first quarter of 2014, the Argentine peso saw a significant devaluation, well above the pace of devaluation through 2013, as the Argentine government reduced intervention and relaxed capital controls in January 2014. The devaluation has reduced the value of our Argentine peso-denominated assets, principally cash and VAT receivables, and decreased Argentine peso-denominated liabilities, principally accounts payable, when expressed in U.S. dollars, our reporting currency. This resulted in a material foreign exchange loss recorded in the three months ended March 31, 2014, mainly from our VAT receivable asset. Since the January devaluation, the Argentine peso exchange rate has been stable and, while actions have been taken to curb inflation, recent estimates indicate it remains in the range of 2.5-3% per month.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the three months ended March 31, 2014.
b) Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.
Credit risk related to financial institutions and cash deposits: Under our investment policy, investments are made only in highly rated financial institutions, corporate and government securities. We consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables: We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 85 percent of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets: All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility. Deferred consideration is also expected to be collectible in full.

We also have credit risk through our significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. During 2013, we experienced increased delays in the approval and recovery processes, but have experienced improved response to applications in the first quarter of 2014. We continue to engage actively with the Argentine tax authorities to expedite VAT approvals and recoveries.

c) Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine, although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.
A detailed discussion of our liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at March 31, 2014, is included in section 7 of this MD&A.

In our opinion, working capital at March 31, 2014, together with future cash flows from operations is sufficient to support our commitments through the next twelve months from the date of this MD&A, including payment for the acquisition and integration of the Marigold mine.

We have no off balance sheet arrangements.

10.	OTHER RISKS AND UNCERTAINTIES

During the three months ended March 31, 2014, except where noted herein, there were no significant changes in our exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2013, including risks to our foreign operations and environmental regulation.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2013, which is available at www.sedar.com, and our Form 40-F for the year ended December 31, 2013, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the three months ended March 31, 2014.

12.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of silver sold

We use the non-GAAP measures of cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month and annual periods indicated below:

	Q1	Q4	Q3	Q2	Q1
	2014	2013	2013	2013	2013 (restated)*
	$000s	$000s	$000s	$000s	$000s
Cost of sales, per consolidated statement of (loss) income	27,812	45,041	38,212	51,625	34,624
Less: Depreciation, depletion and amortization	(5,080)	(10,703)	(10,748)	(11,295)	(9,062)
Less: Export duties on silver concentrate	(2,080)	(2,726)	(3,638)	(3,344)	(3,454)
Less: Inventory NRV adjustment	—	—	—	(12,193)	—
Less: Restructuring costs	—	(815)	(653)	—	—
Add: Treatment and refining costs	3,148	4,938	3,190	3,703	5,628
Less: By-product revenue	(6,314)	(9,430)	(2,146)	(1,332)	(1,460)
Cash Costs	17,486	26,305	24,217	27,164	26,276

Add: Export duties on silver concentrate	2,080	2,726	3,638	3,344	3,454
Add: Depreciation, depletion and amortization, per consolidated statement of (loss) income	5,080	10,703	10,748	11,295	9,062
Total Costs	24,646	39,734	38,603	41,803	38,792

Payable ounces of silver sold (oz)	1,415,114	2,237,943	1,817,769	2,085,118	1,934,273

Cash Costs per ounce ($/oz)	12.36	11.75	13.32	13.03	13.58
Total Costs per ounce ($/oz)	17.42	17.75	21.24	20.05	20.06

* Restated as a result of an erroneous double counting of certain freight and transportation costs.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements for the three months ended March 31:

	2014	2013
	$000's	$000's

Net (loss) attributable to shareholders	(16,858)	(4,559)

Adjusted for:
Gain on sale and write-off of mineral properties, net of tax	(7,100)	—
Business acquisition costs	1,972	—
Gain on dilution of associate	—	(1,857)
Share of loss of associate	—	923
Loss on marketable securities	602	1,832
Other	—	(89)

Adjusted net (loss)	(21,384)	(3,750)

Weighted average shares outstanding (000's)	80,754	80,752

Adjusted basic (loss) per share ($)	(0.26)	(0.05)

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated. The policies applied in these condensed consolidated interim financial statements are based on IFRS interpretations and were approved as of May 8, 2014, the date the Board of Directors approved the statements. Note 2 of the audited consolidated financial statements for the year ended December 31, 2013 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.
Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncements were adopted during the three months ended March 31, 2014:

Levies imposed by governments
IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.

Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment was effective for annual periods beginning on January 1, 2014 and does not have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated financial statements for the year ended December 31, 2013.

During the three months ended March 31, 2014, we completed the sale of our 100% interest in the Challacollo project (note 6) of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.

14.	FUTURE ACCOUNTING CHANGES

A number of new standards and amendments to standards and interpretations have been issued but are net yet effective. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below:
IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), issued in November 2013, moved the mandatory effective date to January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

Amendments

Amendments to standards and interpretations include the following:

IFRS 8, Operating segments: Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. Effective for annual periods commencing on or after July 1, 2014.

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2015.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2014, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,”
or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: our ability to successfully integrate the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver and gold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.